March 14, 2007

Filing Desk Securities and Exchange Commission Division of Corporation Finance One Station Place 100 F Street, N.E. Washington, D.C. 20549

Re:	Star Bulk Carriers Corp. Registration Statement on Form F-1/F-4

Ladies and Gentlemen:

Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”), has today filed via EDGAR its registration statement on Form F-1/F-4 (the “Registration Statement”) under the Securities Act of 1933, as amended, in connection with the merger of Star Maritime Acquisition Corp., a Delaware Corporation (“Star Maritime”), with and into the Company (the “Merger”) pursuant to the Agreement and Plan of Merger dated as of March 14, 2007 between the Company and Star Maritime (the “Merger Agreement”). The Company is a newly-formed, wholly-owned subsidiary of Star Maritime. Star Maritime is a blank check company with its shares registered under the Securities Exchange Act of 1934 (SEC File No. 001-32685) and listed for trading on the American Stock Exchange, Inc. Star Maritime completed its initial public offering in December 2005, the net proceeds of which are currently on deposit in a trust account for the benefit of its shareholders.

The Company will be the surviving entity in the Merger. The Company is a party to definitive agreements to purchase eight drybulk vessels (the “Vessels”) from affiliates of TMT Co., Ltd., a Taiwan company (“TMT”). The prospectus contained in the Registration Statement constitutes a joint proxy statement of Star Maritime, in connection with a special meeting of its shareholders to vote on the Merger, and a prospectus of the Company in connection with its proposed issuance of shares to the shareholders of Star Maritime in the Merger and to TMT and/or its affiliates in connection with the Company’s acquisition of the Vessels under such definitive agreements. The joint proxy statement/prospectus has also been filed by Star Maritime as a preliminary proxy statement under cover of Schedule 14A.

Securities and Exchange Commission
March 14, 2007

The Company is registering (a) 29,026,924 shares of Common Stock (the “Merger Stock”) to be issued to the holders of outstanding shares of common stock of Star Maritime pursuant to the Merger, (b) 12,537,645 shares of Common Stock to TMT in connection with the Vessel acquisitions (the “TMT Shares”), (c) 1,606,962 shares of Common Stock to be paid out to TMT if the Company’s gross revenue exceeds 80% of its forecasted consolidated gross revenue, to be paid out in two parts, as described in the definitive vessel acquisition agreements by and among the Company, Star Maritime and TMT (the “Definitive Agreements”) (the “Additional Common Stock”), (d) 20,000,000 Warrants representing the outstanding warrants of Star Maritime with respect to which the Company will become obligated upon effectuation of the Merger and (e) 20,000,000 shares of common stock of the Company that would underlie the Warrants upon the effectuation of the Merger. After the Merger, the Company expects that TMT and its affiliates will own between approximately 30.2% and 35.9% of the issued and outstanding common stock of the Company depending on the number of shares redeemed for cash.

Please feel free to contact the undersigned at (212) 574-1223, Robert E. Lustrin at (212) 574-1420 or Christine Westbrook at (212) 574-1371 with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP By: /s/ Gary J. Wolfe Gary J. Wolfe Partner